FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 559th Board of Directors Meeting, January 31, 2013

2.	Summary of Decisions of the 558th Meeting of the Board of Directors, January 23, 2013

3.	Extract from the Minutes of the 558th Meeting of the Board of Directors, January 23, 2013

4.	Market Announcement: Public Offering of Debentures Not Convertible into Shares Cemig Distribuição S/A, January 23, 2013

5.	Extract from the Minutes of the 557th Meeting of the Board of Directors, January 17, 2013

6.	Summary of Decisions of the 557th Board of Directors Meeting, January 17, 2013

7.	Market Announcement: Cemig in Brazil’s Carbon Efficient Index for the Index’s Third Year, January 14, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
Name: Luiz Fernando Rolla
Title: Chief Officer for Finance and Investor Relations

Date: February 26, 2013

1. Summary of Decisions of the 559th Board of Directors Meeting, January 31, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 31, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 559th meeting, held on January 31, 2013, at 11 a.m., decided the following:

1.              Contracting of labor.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Summary of Decisions of the 558th Meeting of the Board of Directors, January 23, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 17 and 23, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 558th meeting, held on January 17, 2013 and January 23, 2013, decided the following:

1.   Appointment of Chief Officers for CemigTelecom.

2.   Appointment of members of the Board of Directors of CemigTelecom.

3.   Appointment of Members of the Board of Directors of Taesa.

4.         Increase in the share capital of Lumitrans; and orientation of vote in meeting of the Board of Directors of Empresa Amazonense de Transmissão de Energia S.A. — EATE / Re-ratification of a Board Spending Decision (CRCA).

5.         Increase in the share capital of STC — Sistema de Transmissão Catarinense S.A.; and orientation of vote in meeting of the Board of Directors of Empresa Amazonense de Transmissão de Energia S.A. — EATE / Re-ratification of CRCA.

5.   Signature of an amendment to a rental contract.

6.   Signature of an amendment to a rental contract.

7.   Incentive Retirement Program (PID).

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Extract from the Minutes of the 558th Meeting of the Board of Directors, January 23, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

558TH MEETING

Date, time and place:

Opened on January 17, 2013 at 11 a.m.; resumed on January 23, 2013, at 8.30 a.m., and closed the same day, at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                              Conflict of interest: The Chair asked the board members present whether any had conflict of interest in relation to the matters on the agenda, and all stated there was no such conflict of interest, except:

Arcângelo Eustáquio Torres Queiroz	and	Adriano Magalhães Chaves

• who stated that they had conflict of interest in the matter of the Incentive Retirement Program (PID).

They withdrew from the meeting room at the time of discussion and voting on that matter, returning after the respective votes on them had been taken.

II                          The Board approved:

a)    The Incentive Retirement Program (PID).

b)    The minutes of this meeting.

III                     The Board authorized the Company to sign, outside the prior specified time limit, the Third Amendment to Contracts Cemig 4570011658, Cemig D 4570011659 and Cemig GT 4570011660, between Fundação Forluminas de Seguridade Social and Cemig, Cemig D, and Cemig GT respectively, to provide for extension of the contractual period for the rental of the real estate property at Av. Barbacena 1200, Santo Agostinho, Belo Horizonte, Minas Gerais, from thirty six to forty eight months, from March 1, 2009, able to be extended, by amendments, such that the total contract may be for up to sixty months; altering the global value of the Contracts; and ratifying all acts practiced since March 1, 2012.

IV                      The Board ratified the appointment of members of the Boards of Directors and Executive Boards of Companies of the “Cemig Group”.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V                           The Board ratified:

a)            Board Spending Decision (CRCA) 092/2012, to change the amounts defining the increase in the Authorized Share Capital of Lumitrans Companhia Transmissora de Energia Elétrica,

from the range:

“from thirty million four hundred eighty two thousand seven hundred Reais to up to seventy two million four hundred eighty two thousand seven hundred Reais”

to the range:

“from thirty one million five hundred seventy thousand three Reais sixteen centavos to up to seventy three million five hundred seventy thousand three Reais and sixteen centavos”,

the other terms of that CRCA remaining unchanged.

b)            CRCA 094/2012, to change the amount specifying the injection by Empresa Amazonense de Transmissão de Energia S.A. into Sistema de Transmissão Catarinense S.A. — STC, from sixty seven million Reais to sixty seven million two hundred thousand Reais; and for subscription and paying-up of the related shares, the other terms of that CRCA remaining unchanged.

VI                      Withdrawn from the agenda:

(i)             Signature of legal instruments relating to financings of Santo Antônio Energia S.A.

(ii)          Supplementation of budget for the Araguari Project.

VII                 The following spoke on general matters and business of interest to the Company:

The Chair;	Members of the Board; and	the Chief Officer Luiz Fernando Rolla.

The following were present on the two dates:

Board members:	On January 17 and 23, 2013:

	Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Fuad Jorge Noman Filho, Guy Maria Villela Paschoal,	João Camilo Penna, Wando Pereira Borges, Bruno Magalhães Menicucci, José Augusto Gomes Campos, Luiz Augusto de Barros, Marco Antonio Rodrigues da Cunha;

	On January 17, 2013:	On January 23, 2013:

	Saulo Alves Pereira Junior, Marina Rosenthal Rocha, Tarcísio Augusto Carneiro, Lauro Sérgio Vasconcelos David,	Paulo Sérgio Machado Ribeiro, Joaquim Francisco de Castro Neto, Paulo Roberto Reckziegel Guedes Adriano Magalhães Chaves, Christiano Miguel Moysés;

Chief Officer:	Luiz Fernando Rolla.

Secretary:	Anamaria Pugedo Frade Barros.	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4. Market Announcement: Public Offering of Debentures Not Convertible into Shares Cemig Distribuição S/A, January 23, 2013

CEMIG DISTRIBUIÇÃO S.A.

Listed company — CVM Nº 02030-3

CNPJ/MF nº 06.981.180/0001-16 —  NIRE Nº 3130002056-8

Av. Barbacena 1200, 17th floor, A1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

ISIN Code of the First Series: BRCMGDDBS025

ISIN Code of the Second Series: BRCMGDDBS033

ISIN Code of the Third Series: BRCMGDDBS041

Risk Rating: Aa1.br — Moody’s América Latina

The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado.

MARKET ANNOUNCEMENT

CEMIG DISTRIBUIÇÃO S.A., a Brazilian corporation registered with the CVM (the Brazilian Securities Commission) (“CVM”), and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – CEMIG (described below), with head office at Avenida Barbacena 1200, 17th  floor, A1 Wing, Santo Agostinho, Belo Horizonte, Minas Gerais State, Brazil, registered in the Brazilian Finance Ministry’s Registry of Corporate Taxpayers (“CNPJ/MF”) under No. 06.981.180/0001-16 (“the Issuer” or “the Company”),

BB-BANCO DE INVESTIMENTO S.A., a financial institution authorized to operate by the Brazilian Central Bank (“Bacen”), constituted as an unlisted corporation, with head office in the city of Rio de Janeiro, Rio de Janeiro State, at Rua Senador Dantas 105, 36th floor, Registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under Nº 24.933.830/0001-30 (“BB-BI” or “The Lead Manager”),

HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution authorized to operate  by Bacen, constituted as an unlisted corporation, with head office at Avenida Brigadeiro Faria Lima 3064, 2nd Floor, Itaim Bibi, 01451-020, São Paulo, São Paulo State, registered in the Brazilian Registry of Corporate Taxpayers (“CNPJ/MF”) under No.  58.229.246/0001-10. (“HSBC”)

AND

BANCO VOTORANTIM S.A., a financial institution authorized to operate by Bacen, constituted as an unlisted corporation, with office at Avenida das Nações Unidas 14171, Torre A, 18th Floor, São Paulo, São Paulo State, registered in the CNPJ/MF under no. 59.588.111/0001-03, (“Votorantim”),

(BB-BI, HSBC and Votorantim, when referred to jointly, being referred to as “the Managers”),

do hereby announce, in accordance with:

Article 53 of CVM Instruction 400 of December 29, 2003, as amended (“CVM Instruction 400”); CVM Instruction 471 of August 8, 2008, as amended (“CVM Instruction 471”);  the Agreement between the CVM and the Brazilian Association of Financial and Capital Market Entities (“Anbima”) of August 20, 2008, as amended; the Anbid Code of Regulation and Best Practices for Public Offers for Distribution and Acquisition of Securities, of June 1, 2011; and the Anbima Code of Regulations and Best Practices for the Agreed Activities, of June 9, 2010,

that on January 7, 2013 application was filed with Anbima for analysis, by the simplified procedure, of public distribution of up to 1,600,000,000 (one million six hundred thousand) unsecured, nominal, book-entry debentures not convertible into shares, of the Company’s third issue, with nominal unit value of R$ 1,000.00 (one thousand Reais) on the issue date (“the Offering” or “the Issue”, and “the Debentures”, respectively), comprising a total amount of R$ 1,600,000,000.00 (one billion six hundred million Reais), without taking into account the Supplementary Debentures and the Additional Debentures.

In this document, terms beginning with capital letters shall have the meanings attributed to them herein, even if subsequently to their use.

1. CORPORATE AUTHORIZATIONS

1.1. Authorizations of the Issuer

At a meeting of the Board of Directors of the Issuer on January 17, 2013 (“the Issue Board Meeting”) the following matters were decided:

(i)             approval of the Issue, and its terms and conditions; and

(ii)          authorization for the Executive Board of the Company to carry out all the acts necessary for putting into effect the decisions made at the Issue Board Meeting, including signature of all the documents that are indispensable to carrying out the Issue, which include: the “Private Instrument of Deed of the Third Issue of Unsecured Debentures, Not Convertible into Shares, in up to Three Series, for Public Distribution, by Cemig Distribuição S.A. (“the Issue Deed”), at all times complying with Article 59 of the Law 6404 of December 15, 1976 as amended (“the Corporate Law”).

The Minutes of the Issue Board Meeting will be duly filed with the Commercial Board of Minas Gerais State (“Jucemg”) and published in the Official Gazette of Minas Gerais State and in the newspaper O Tempo, in accordance with the Corporate Law.

1.2. Corporate authorization by the Guarantor

At a meeting of the Board of Directors of the Companhia Energética de Minas Gerais – Cemig (Guarantor) held on January 17, 2013 (“the Guarantee Board Meeting”), the provision by the Guarantor of a surety was approved, in accordance with the terms of sub-clause “d” of Clause 17 of its Bylaws. The minutes of the Board Meeting of the Guarantor will duly be filed at Jucemg and published in the Official Gazette of the State of Minas Gerais and in the newspaper O Tempo, in accordance with the Corporate Law.

2. CHARACTERISTICS OF THE ISSUE

2.1. Number of the Issue

The Offering is the third issue of debentures by the Issuer.

2.2. Total Amount of the Issue

The total amount of the issue will be up to R$ 1,600,000,000.00 (one billion six hundred million Reais), on the Issue Date, without taking into account the Supplementary Debentures and the Additional Debentures.

2.3. Number of Debentures and Number of Series

2.3.1. The Issue will comprise 1,600,000 (one million six hundred thousand) Debentures, without taking into account the Supplementary Debentures and the Additional Debentures. The number of Debentures to be issued will be decided in accordance with the demand for the Debentures by investors, as ascertained in a Bookbuilding Procedure, in accordance with Item 2.6 below, and partial distribution of the Offering shall be permitted, which shall reduce the total amount of the Issue.

2.3.2. The Issue will be effected in 3 (three) series: in this document, debentures distributed as part of the first Series are referred to as “Debentures of the First Series”; debentures distributed as part of the second Series are referred to as “Debentures of the Second Series”; and debentures distributed as part of the third Series are referred to as “Debentures of the Third Series”; and Debentures of the First, Second and Third Series are referred to when jointly as “Debentures”.  The existence and quantity of Debentures to be allocated to each series will be decided in accordance with the demand for the Debentures by investors, as ascertained in a Bookbuilding Procedure, which will use the “communicating vessels” system, as per Item 2.6 below. In the event (which shall be a permitted possibility) that one of the series is not issued, the Debentures shall be issued in the other series, depending on the results of the Bookbuilding Procedure, subject to the provisions of Clause 3.6.7 of the Issue Deed.

2.4. Surety Guarantee

In guarantee of faithful, punctual and full payment of the Debentures, the Guarantor has given a surety guarantee in favor of the Debenture Holders, represented by the Fiduciary Agent (“the Guarantee”), committing itself, through the Issue Deed and in the best form of law, as joint debtor and principal payer of all the amounts payable by the Issuer under the terms of the Issue Deed, until final settlement of the Debentures, and also the applicable arrears charges and the other pecuniary obligations specified in the Issue Deed, including but not limited to the amounts payable to the Fiduciary Agent under Article 822 of Law 10406 of January 10, 2002, as amended (“the Civil Code”). The Guarantor has expressly waived the benefits of order, rights and options for exemption of any nature specified in Article 333, sole sub-paragraph, and Articles 366, 821, 827, 830, 834, 835, 837, 838 and 839, of the Civil Code, and Articles 77 and 595 of Law 5869 of January 11, 1973, as amended.

2.5. Allocation of Proceeds

2.5.1. The net proceeds obtained by the Issuer through paying-up of the debentures will be allocated as follows and in the following proportion:

(i)             approximately 42% (forty two per cent) for redemption of the 64 commercial promissory notes of the Company’s fifth issue, issued on July 2, 2012, for their nominal unit value of R$ 10,000,000.00 on the respective issue date, augmented by remuneratory interest corresponding to 104.08% of the Over DI Rate applied to the nominal unit value of each commercial promissory note from the date of issue up to the date of the actual early redemption;

(ii)          approximately 38% (thirty eight per cent) to redemption of the 60 commercial Promissory Notes of the Company’s sixth issue, issued on December 21, 2012, for their nominal unit value of R$ 10,000,000.00 on the respective issue date, plus remuneratory interest corresponding to:

(a)        102.50% of the Over DI Rate, applied to the nominal unit value of each commercial Promissory Note from the date of issue up to the 120th calendar date from the date of issue; and

(b)        103.0% of the Over DI Rate, applied to the nominal unit value of each commercial promissory note in the period between the 120th calendar day from the issue date and the date of actual redemption; and

(iii)      the remaining balance, equivalent to approximately 20% (twenty per cent) of the net funds obtained by the Company from paying-up of the Debentures, will be used for investment in works to expand, renew and improve the Issuer’s electricity distribution structure.

2.5.2. If the net proceeds obtained by the Issuer from paying-up of the Debentures are not sufficient for Issuer to comply with the allocation of funds specified in item 2.5.1 above, the Issuer may use its own funds for the purpose.

2.6. Bookbuilding Procedure (Collection of Investment Intentions)

2.6.1. The Managers will organize a procedure of collection of investment intentions, in accordance with Paragraphs 1 and 2 of Article 23, and Article 44 of CVM Instruction 400, without receipt of reservations, without minimum or maximum lots, for checking, with investors, of the demand for the Debentures at different levels of interest rates (the “Bookbuilding Procedure”), so as to decide the issuance of each one of the series of the Issue and, in the event that issuance of the Debentures of the First Series, of the Debentures of the Second Series and/or of the Debentures of the Third Series is confirmed, to decide, in common agreement with the Issuer:

(i) the number of Debentures to be allocated to each series of the Issue, pursuant to Clause 3.7.1.1 of the Issue Deed;

(ii) the final rate of the Remuneratory Interest of the First Series, in accordance with Clause 4.2.2 of the Issue Deed;

(ii) the final rate of the Remuneratory Interest of the Second Series, in accordance with Clause 4.3.2 of the Issue Deed;

(ii) the final rate of the Remuneratory Interest of the Third Series, in accordance with Clause 4.3.3 of the Issue Deed.

2.6.2. Under Clause 3.6.7 of the Issue Deed, maintenance of each one of the series of the Debentures is conditional on obtaining of sufficient demand from investors for the distribution of at least 100,000 (one hundred thousand) Debentures for that series (“the Minimum Amount”). If the Minimum Amount is not reached in the Bookbuilding Procedure for a specific series, the Issuer shall cancel the issue of that series, subject to the terms and conditions of the Issue Deed, and the Debentures of the canceled series shall be distributed in the other (one or more) series.

2.6.3.  At the end of the Bookbuilding Procedure, the Issuer will ratify the issuance of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series, and also the remuneration and the quantity of Debentures of each one of the series of the Issue, through an amendment to the Issue Deed, which will be filed with Jucemg and registered in the competent Notaries’ Offices for Registry of Securities and Documents, in the terms of Clause V of the Issue Deed, without the need for a new corporate approval by the Issuer or the holding of a General Meeting of Debenture Holders, in the terms of the Issue Board Meeting.

2.6.4. The following may participate in the Bookbuilding Procedure:

Investors of the target public of the Offering, including:

(i)             stockholders, controlling stockholders or managers of the Issuer;

(ii)          controlling stockholders or managers of any of the Managers;

(iii)       other persons linked to the Offering; or

(iv)      spouses, personal partners, relations of prior generations, descendants or relations of the same generation up to the second degree, of any of the people referred to in items (i) to (iii) above (jointly, “Related Parties”), who may subscribe Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series without any upper limit as a proportion of the total of Debentures offered.

If an excess of demand takes place that is greater than 1/3 (one-third) of the Debentures, placement of Debentures with investors who are Related Parties will not be permitted, and the investment intentions presented by investors who are Related Parties shall automatically be cancelled, in accordance with Article 55 of CVM Instruction 400.

2.6.4.1. In accordance with the sole sub-paragraph of Article 55 of CVM Instruction 400, the prohibition on placement specified in Article 55 of CVM Instruction 400 does not apply to Banco BTG Pactual S.A., a financial institution contracted to act as market-maker of the Issue, provided that the right to subscribe and the maximum quantity of securities to be subscribed, if there is such limitation, is published in the Preliminary Prospectus.

Potential investors should be aware that participation in the Bookbuilding Procedure by investors who are considered to be Related Parties may cause inappropriate formation of the final rate of remuneration of the Debentures and have an adverse impact on the liquidity of the Debentures in the secondary market. For additional information, potential investors should read the risk factor “Participation in the Offering by investors who are considered to be Related Parties may cause inappropriate formation of the final remuneration rate of the Debentures, and could have an adverse effect on the liquidity of the Debentures in the secondary market” in the section “Risk factors related to the Offering” on page 77 of the Preliminary Prospectus.

2.7. Increase of the Offering

2.7.1. Under Article 24 of CVM Instruction 400, the quantity of Debentures initially offered, without considering the Additional Debentures, may be increased by up to 15% (fifteen per cent), that is to say by up to 240,000 (two hundred and forty thousand) Supplementary Debentures (“Supplementary Debentures”), for the purpose of meeting any excess demand that occurs during the course of the Offering, according to an option granted by the Issuer to the Managers in the Distribution Contract, which may be exercised by the Managers only in common agreement with the Issuer, up to the date of publication of the Commencement Announcement (“the Commencement Announcement”). At the option of the Managers and of the Issuer, depending on what takes place in the Bookbuilding Procedure, the Supplementary Debentures may be Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series.

2.7.2. Under Paragraph 2 of Article 14 of CVM Instruction 400, the Issuer may increase the quantity of Debentures in relation to the quantity initially offered, without taking into account the Supplementary Debentures, by up to 20% (twenty per cent), that is to say, by up to 320,000 (three hundred and twenty thousand) Additional Debentures (“Additional Debentures”), without the need for a new application for registry to the CVM, up to the date of publication of the Commencement Announcement. At the option of the Managers and of the Issuer, as ascertained by the Bookbuilding Procedure, the Additional Debentures may be Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series.

2.7.3. If there is an increase in the quantity originally offered, as provided for above, the Issue Deed shall be adjusted so as to reflect the Quantity of Debentures in fact issued, through signature of an amendment to the Issue Deed, which shall be filed with Jucemg and registered in the competent Notaries’ Offices for Registry of Securities and Documents, in the terms of Clause V of the Issue Deed, without the need for a new corporate approval by the Issuer or holding of a General Assembly of Debenture Holders, in the terms of the Issue Board Meeting.

2.8. Settlement Bank and Mandated Bookkeeping Institution

The mandated bank and bookkeeping institution of the Debentures is Banco Bradesco S.A., a financial institution with head office in the City of Osasco, São Paulo State, at Cidade de Deus, s/nº, CEP 06029-900 Vila Yara, registered in the CNPJ/MF under No. 60.746.948/0001-12 (“the Mandated Bank” and “the Bookkeeping Institution”, these definitions to include any such other institution as may come to succeed the Mandated Bank and/or the Bookkeeping Institution in the provision of the services specified in this item).

2.9. Placement and Distribution Procedure

2.9.1. The Debentures shall be the object of public distribution, under the firm guarantee of placement, within 30 (thirty) calendar days from the date of publication of the Commencement Announcement (“the Placement Period”), subject to the terms of the “Contract for Management, Placement and Public Distribution, under the Regime of Firm Guarantee of Placement, of Unsecured Debentures not Convertible into Shares, in up to Three Series, of the Third Issue by Cemig Distribuição S.A.” (“the Distribution Contract”).

2.9.2. The firm guarantee of placement shall be executed by the Managers, exclusively, through subscription of the Debentures allocated to the First Series of the Issue, subject to the terms and conditions of Clause VI of the Distribution Contract. The managers are, thus, not obliged to exercise the firm guarantee of placement in relation to the Debentures of the Second Series and/or the Debentures of the Third Series.  The Supplementary Debentures and/or the Additional Debentures, if issued, will be distributed under the regime of best placement efforts by the Managers.

2.10. Registry for Distribution and Trading

The Debentures will be registered for

(a) distribution in the primary market through:

(i)             the MDA — Asset Distribution Module, managed and operated by Cetip S.A — Mercados Organizados (“Cetip”), with the financial settlement of the distribution being carried out through Cetip, and/or

(ii)          the DDA — Assets Distribution System, managed and operated by BM&FBovespa (the Securities, Commodities and Futures exchange), with the financial settlement of the distribution being carried out through BM&FBovespa; and

(b) trading in the secondary market, with, as a priority, use of mechanisms that permit the right of trading intervention by third parties, through:

(i)             the Cetip21—Securities (“Cetip—21”), managed and operated by Cetip, with financial settlement of trades and electronic custody of the debentures carried out in Cetip, and/or

(ii)          the BovespaFix System (“BovespaFix”), managed and operated by BM&FBovespa S.A., with financial settlement of trades and electronic custody of the Debentures carried out in the BM&FBovespa.

2.11. Distribution Plan

Subject to the provisions of the applicable regulations, the Managers shall carry out the public distribution of the Debentures in accordance with a distribution plan adopted in harmony with the provisions of Paragraph 3 of Article 33 of CVM Instruction 400, so as to ensure:

(i)             that the treatment given to investors is fair and equitable;

(ii)          that the investment is appropriate to the risk profile of the investors; and

(ii)          that any questions by the investors are able be answered by a person designated by the Managers.

The Distribution Plan shall be set in the following terms:

(i)

Subject to the provisions of CVM Instruction 400, before the granting of the registry of the Offering by the CVM, the Managers shall make available to the public the Preliminary Prospectus, preceded by publication of the Notice to the Market referred to by Article 53 of CVM Instruction 400 (“the Market Announcement”) with, however, no receipt by the Managers of reservations for subscription of Debentures. The “Roadshow” shall be carried out as determined by the Managers in common accord with the Issuer, and during it the Preliminary Prospectus will be distributed.

(ii)	After the Roadshow, and as determined by the Managers in common agreement with the Issuer, the Managers shall start the Bookbuilding Procedure, as specified in item 2.6 above.

(iii)

When the Bookbuilding Procedure has been completed, the Managers shall consolidate the proposals of the investors for subscription of the Debentures, and also allocate the number of Debentures in each series of the Issue.

(iv)	Once the final remuneration of the Debentures and the allocation of the quantity of Distributes per series has been determined, the documents relating to the Offering will be re-presented to the CVM.

(v)	After the Registry of the Offering with the CVM has been obtained, the respective Commencement Announcement will be published.

(vi)	No type of discount shall be given by the Managers to investors interested in acquiring the Debentures.

(vii)	There shall be no preference for subscription of the Debentures for the present stockholders of the Issuer.

(viii)	There shall be no advance reservations, nor minimum or maximum lots of subscription of the Debentures.

(ix)	The target public of the Offering shall be that described in Item 2.1.3 below.

(x)

The Managers shall make their best efforts for the Debentures of the Second Series and/or the Debentures of the Third Series to be subscribed and paid-up by at least 10 (ten) investors per series, with maximum individual participation of 20% (twenty per cent) of the total value of the Issue, taking into account such Supplementary Debentures and Additional Debentures as are in fact issued, in accordance with the Anbima Code of Regulation and Best Practices for the Fixed Income Novo Mercado (“the Anbima Fixed Income Code”).

(xi)

The sales representatives of the institutions participating in the distribution consortium shall receive in advance a copy of the preliminary prospectus and the final prospectus, with minimum information on the Issuer and the Offering, in accordance with CVM Instruction 400 (“the Preliminary Prospectus” and “the Final Prospectus”, jointly “Prospectuses”), for obligatory reading and so that their questions can be answered by a person designated by the Lead Manager.

Notwithstanding the provision in Sub-clause (x) above, if the Debentures of the Second Series and/or the Debentures of the Third Series are not subscribed and paid-up by at least 10 (ten) investors per series, or if the individual participation of any investor is greater than 20% (twenty per cent) of the total amount of the Issue, that series of the Offering that does not obey such requirements will not have the Anbima Fixed Income Novo Mercado Seal.

If the Debentures of the Second Series and/or the Debentures of the Third Series cease, at any moment or for any reason, to be registered on the Fixed Income Novo Mercado, the Issuer will cease to be obliged to obey the obligations established in the Anbima Fixed Income Code, including in relation to the Obligatory Early Redemption provided for in Items 3.25 below and in Clause VI of the Issue Deed, but the Issuer shall continue to be obliged to repurchase the Debentures from such investors as desire this as a result of the loss of the registration in the Fixed Income Novo Mercado, as specified in Sub-item X of Article 4 of the Anbima Fixed Income Code.

For more information on the plan for distribution of the Debentures, see the section “Information on the Offering — Conditions of the Distribution Contract — Distribution Plan” in the Preliminary Prospectus.

2.12. Cancellation, Suspension, Revocation or Alterations of the Terms and Conditions of the Offering

2.12.1. In the event of the Offering being cancelled, revoked or suspended, news of this fact must be immediately published at least by the same media used for the publication of this Market Announcement and the Commencement Announcement. Investors that have already accepted the Offering, in the event of its suspension, shall have the right to revoke their acceptance in up to 5 (five) Business Days from the respective communication. The following shall have the right to full restitution, without addition of interest or monetary updating, and with deduction of amounts of applicable taxes and charges, if any, of the amount given as counterpart for the Debentures, within 5 (five) Business Days of their statement of position, in accordance with the terms of the Distribution Contract and of the Prospectuses: (a) all investors that had already accepted the Offering, in the event of its cancellation or revocation; and (b) such investors as had revoked their acceptance within the period specified above, in the event of suspension of the Offering.

2.12.1.1. The provisions of Item 2.12.1 above apply, also, as the case may be, to investors that make their adhesion to the public distribution of the Debentures conditional upon signature of the respective subscription slips, if that condition is not satisfied at the time of the closing of the public distribution of the Debentures.

2.12.2. Any modification in the terms and conditions of the Issue and of the Debentures, under the provisions of the Distribution Contract, must be immediately published at least by the same media used for the publication of the Market Announcement and the Commencement Announcement, and the Managers must take care to certify, at the moment of receipt of the acceptances of the Offering, that the party making the commitment is aware that the original Offering has been changed and that aware of the new conditions. In this case, those investors that had already adhered to the Offering must be directly advised about the alteration of the terms and conditions of the Debentures, so that they may confirm, within 5 (five) Business Days from receipt of the communication, their interest in maintaining the declaration of acceptance; and its maintenance shall be presumed in the event of silence. If after being notified the Investors decide to revoke their acceptance of the Offering, they must have restituted to them, without the addition of interest or monetary updating, and with deduction of the amounts relating to the taxes and charges applicable, if any, the amount given in counterpart for the Debentures, within 5 (five) Business Days from their statement of position.

2.12.3. In the case of restitution of the amounts in the terms described above, the investors must provide a receipt of quittance to the Managers in relation to the amounts restituted.

2.13. Target public

The target public of the Offering comprises investors that are resident, domiciled or have their head office in Brazil, investment clubs, investment funds, managed portfolios, entities that are managers of third party funds registered with the CVM, entities authorized to function by the Brazilian Central Bank, condominiums whose purpose is investment in securities registered with the CVM and/or with the BM&FBOVESPA, pension funds, open or closed private pension fund or annuity entities and insurers, and investors considered to be institutional or qualified, in the terms of CVM Instruction 409, of August 18, 2004, as amended, at all times taking into account the risk profile of the parties to which the Offering is addressed.

3. CHARACTERISTICS OF THE DEBENTURES

3.1. Issue Date

For all effects and purposes, the issue date of the Debentures will be February 15, 2013 (“the Issue Date”).

3.2. Convertibility

The Debentures shall not be convertible into shares.

3.3. Type

The Debentures shall be of the unsecured type.

3.4. Form

The Debentures shall be nominal and book-entry Debentures, without the issuance of deposits or certificates.

3.5. Nominal Unit Value

The nominal unit value of the Debentures shall be R$ 1,000.00 one thousand Reais) (“the Nominal Unit Value”), on the Issue Date.

3.6. Tenor and Maturity Date

The Debentures of the First Series shall have tenor of 5 (five) years from the Issue Date, with maturity on February 15, 2018 (“the Maturity Date of the First Series”).

The Debentures of the Second Series shall have period of maturity (tenor) of 8 (five) years from the Issue Date, with maturity on February 15, 2021 (“the Maturity Date of the Second Series”).

The Debentures of the Third Series shall have tenor of 12 (ten) years from the Issue Date, with maturity on January 15, 2025 (“the Maturity Date of the Third Series”).

The Issuer undertakes, on the Maturity Date of the First Series, the Maturity Date of the Second Series, and the Maturity Date of the Third Series, to make settlement of such Debentures of the First Series, Debentures of the Second Series, and Debentures of the Third Series, respectively, as are still in circulation, with their consequent cancellation, in the terms of the Issue Deed.

The Issuer shall effect such settlement of the Debentures as follows:

(i)	the Debentures of the First Series shall be settled by payment of their Nominal Unit Value, plus the Remuneratory Interest of the First Series;

(ii)	the Debentures of the Second Series shall be settled by their Balance of Nominal Unit Value, plus the Remuneration of the Second Series; and

(iii)	the Debentures of the Third Series shall be settled by payment of their Balance of Nominal Unit Value, plus the Remuneration of the Third Series.

3.7. Remuneration of the Debentures of the First Series

The Adventures of the First Series will be remunerated as follows.

3.7.1. Monetary updating: The Nominal Unit Value of the Debentures of the First Series will not be updated.

3.7.2. Remuneratory Interest: Remuneratory interest shall apply to the Nominal Unit Value of the Debentures of the First Series corresponding to 100% (one hundred per cent) of the accumulated variation of the daily averages of the one-day DI — Interbank Deposit — over extragrupo Rate, in the form of a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, calculated and published daily by Cetip in the daily bulletin available on its website (http://www.cetip.com.br) (“the DI Over Rate”), capitalized by a spread to be decided by the Bookbuilding Procedure, limited to of 0.73% (zero point seven three per cent) per year, on the 252 (two hundred and fifty two) Business Days basis (“the Remuneratory Interest of the First Series”), as decided in the Bookbuilding Procedure.

The Remuneratory Interest of the First Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the First Series, as the case may be) up to the date of its actual payment, and shall be paid on each Interest Payment Date of the First Series (or on an early settlement date resulting from early maturity of the Debentures of the First Series due to the occurrence of one of the Default Events).

The Remuneratory Interest of the First Series will be calculated based on the formula contained in Clause 4.2.2.3 of the Issue Deed.

3.8. Remuneration of the Debentures of the Second Series and the Debentures of the Third Series

The Debentures of the Second Series and the Debentures of the Third Series will be remunerated as follows.

3.8.1. Monetary updating: The Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Second Series and the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Third Series will be updated by the accumulated variation of the Expanded National Consumer Price Index (“the IPCA”), calculated and published by the Brazilian Geography and Statistics Institute (“IBGE”), from the Issue Date (or the immediately prior Date of Amortization of the Second Series or Date of Amortization of the Third Series, as the case may be) up to the date of its actual payment (“the Monetary Updating”), and the product of the Monetary Updating shall automatically be incorporated into the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Second Series or into the Nominal Unit Value (or the Balance of the Nominal Unit Value, as applicable) of the Debentures of the Third Series, as the case may be.

The Monetary Updating for the Debentures of the Second Series and the Monetary Updating for the Debentures of the Third Series will be paid, together with the Nominal Unit Value, with the frequency specified in Sub-items 3.9.2 and 3.9.3 below (or on a date of early settlement resulting from:

(i)	early maturity of the Debentures of the Second or Third Series, as the case may be, due to the occurrence of one of the Default Events, or

(ii)

early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Third Series or for Debentures of the Third Series, as the case may be, whose holders request the Obligatory Early Redemption).

The Monetary Updating for the Debentures of the Second Series and for the Debentures of the Third Series will be calculated according to the formula described in item 4.3.1.2 of the Issue Deed.

3.8.2. Remuneratory Interest of the Second Series: Remuneratory Interest shall apply to the Nominal Unit Value (or the Balance of the Nominal Unit Value, as the case may be) of the Debentures of the Second Series, updated by the Monetary Updating, corresponding to a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, to be decided in accordance with the Bookbuilding Procedure (“Remuneratory interest of the Second Series” and, together with the Monetary Updating, “Remuneration of the Second Series”).

During the Bookbuilding Procedure, the Remuneratory Interest of the Second Series shall be limited to a maximum rate of 5.20% (five point two zero per cent) per year.

The Remuneratory Interest of the Second Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Second Series, as the case may be) up to the date of its actual payment, and shall be paid on each Payment Date of the Remuneratory Interest of the Second Series (or on an early settlement date resulting from:

(i)	early maturity of the Debentures of the Second Series due to the occurrence of one of the Default Events, or

(ii)	early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Second Series whose holders request the Obligatory Early Redemption).

The Remuneratory Interest of the Second Series shall be calculated based on the formula contained in item 4.3.4 of the Issue Deed.

3.8.3. Remuneratory Interest of the Third Series: Remuneratory Interest shall apply to the Nominal Unit Value (or the Balance of the Nominal Unit Value, as the case may be) of the Debentures of the Second Series, updated by the Monetary Updating, corresponding to a percentage per year, on the 252 (two hundred and fifty two) Business Days basis, to be decided in accordance with the Bookbuilding Procedure (“Remuneratory interest of the Third Series” and, together with the Monetary Updating, “Remuneration of the Third Series”).

During the Bookbuilding Procedure, the Remuneratory Interest of the Third Series shall be limited to a maximum rate of 5.75% (five point seven five per cent) per year.

The Remuneratory Interest of the Third Series shall be calculated on the compound capitalization basis pro rata temporis by Business Days elapsed, from the Issue Date (or from the immediately prior Payment Date of the Remuneratory Interest of the Third Series, as the case may be) up to the date of its actual payment, and shall be paid on each Payment Date of the Remuneratory Interest of the Third Series (or on an early settlement date resulting from

(i)	early maturity of the Debentures of the Third Series due to the occurrence of one of the Default Events, or

(ii)	early redemption due to the occurrence of one of the Obligatory Redemption Events, for the Debentures of the Third Series whose holders request the Obligatory Early Redemption).

The Remuneratory Interest of the Third Series shall be calculated based on the formula contained in item 4.3.4 of the Issue Deed.

3.9. Amortization of the Nominal Unit Value

3.9.1. The Nominal Unit Value of the Debentures of the First Series shall be amortized in a single payment, on the Maturity Date of the First Series.

3.9.2. The Nominal Unit Value of the Debentures of the Second Series will be amortized in 3 (three) equal consecutive annual installments, duly updated by the Monetary Updating, starting from the 6th (sixth) year counted from the Issue Date, as per the following table (each of these dates being an “Amortization Date of the Second Series”):

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized(*)
February 15, 2019	33.00%
February 15, 2020	33.00%
February 15, 2021	34.00%

(*) The Nominal Unit Value presented here is referenced to the Issue Date and must be adjusted by monetary updating in accordance with the terms of the Issue Deed.

3.9.3. The Nominal Unit Value of the Debentures of the Third Series will be amortized in 4 (four) equal consecutive annual installments, duly updated by the Monetary Updating, starting from the 9th (ninth) year counted from the Issue Date, as per the following table (each of these dates being an “Amortization Date of the Third Series”:

Amortization Dates	Fraction of the Nominal Unit Value to be Amortized(*)
February 15, 2022	25.00%
February 15, 2023	25.00%
February 15, 2024	25.00%
February 15, 2025	25.00%

(*) The Nominal Unit Value presented here is referenced to the Issue Date and must be adjusted by monetary updating in accordance with the terms of the Issue Deed.

3.10. Frequency of payment of the Remuneratory Interest

3.10.1. The Remuneratory Interest of the First Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2014 and the last payment on the Maturity Date of the First Series (each of these dates being a “Payment Date of the Remuneratory Interest of the First Series”).

3.10.2. The Remuneratory Interest of the Second Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2014 and the last payment on the Maturity Date of the Second Series (each of these dates being a “Payment Date of the Remuneratory Interest of the Second Series”).

3.10.3. The Remuneratory Interest of the Third Series shall be paid annually, starting from the Issue Date, always on February of 15 of each year, the first payment being payable on February 15, 2014 and the last payment on the Maturity Date of the Third Series (each of these dates being a “Payment Date of the Remuneratory Interest of the Third Series”).

3.11. Place of payment

The payments to which the Debentures are entitled shall be made by the Issuer on the respective due date, in accordance with the date specified in the Issue Deed, using, as the case may be: (i) the procedures adopted by Cetip, for the Debentures held electronically for custody at Cetip; (ii) the procedures adopted by BM&FBovespa, for the Debentures held for custody at BM&FBovespa; and/or (iii) the procedures adopted by the Settlement Bank, for Debentures that are not linked to Cetip or BM&FBovespa (“the Place of Payment”).

3.12. Extension of periods

The periods relating to payment of any obligation arising from the Issue Deed shall be considered extended to the next subsequent Business Day, if the maturity falls on a day on which there is not a bank working day at the Place of Payment, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip or by BM&FBovespa, in which case the extension shall take place only when the date of payment coincides with a national holiday, a Saturday or a Sunday, or a bank holiday or public holiday in the municipality of São Paulo.

3.13. Arrears charges

Without prejudice to the provisions in Clause VII of the Issue Deed, if the Issuer omits to make any payments of any amounts payable to the Debenture Holders on the dates on which they are due, such payments that are due and unpaid shall continue to be subject to any remuneration applying to them and shall, further, be subject to: (a) contractual arrears interest, irreducible and of a non-compensatory nature, of 2% (two per cent) on the amount due and unpaid; and (b) non-compensatory arrears interest calculated at the rate of 1% (one per cent) per month on the amount due and unpaid. The charges for arrears hereby established shall apply as from the actual non-compliance with the respective obligation up to the date of its actual payment, independently of advice, notice or any such action in the courts or otherwise.

3.14. Expiry of the rights to the additional amounts

If the Debenture holder does not come forward to receive the amount corresponding to any of the pecuniary obligations payable by the Issuer, on the date specified in the Issue Deed or in any public notice by the Issuer, this shall not give such holder the right to receipt of any additional remuneration and/or arrears charges in the period relating to the delay in receipt, but the rights acquired up to the date of the respective maturity shall remain guaranteed for such Debenture holder.

3.15. Subscription price

3.15.1.    The Debentures of the First Series shall be subscribed and paid up, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the First Series, calculated pro rata temporis, from the Issue Date up to the Paying-up Date, in accordance with item 3.7 above, calculated to 8 (eight) decimal places, without rounding (“the Subscription Price of the First Series”).

3.15.2.    The Debentures of the Second Series shall be subscribed and paid up, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the Second Series, calculated pro rata temporis, from the Issue Date up to the Paying-up Date, in accordance with item 3.8 above, calculated to 8 (eight) decimal places, without rounding (“the Subscription Price of the Second Series”).

3.15.3.    The Debentures of the Third Series shall be subscribed and paid up, in the primary market, for their Nominal Unit Value, plus the Remuneratory Interest of the Third Series, calculated pro rata temporis, from the Issue Date up to the Paying-up Date, in accordance with item 3.8 above, calculated to 8 (eight) decimal points, without rounding (“the Subscription Price of the Third Series”).

3.15.4.    If, by the date of subscription and paying-up of the Debentures of the Second Series and the Debentures of the Third Series the IPCA index for the immediately preceding month has not been published, the latest projection of the IPCA, as agreed by the Macroeconomic Monitoring Committee of Anbima shall be used for calculation of the updated Nominal Unit Value of the Debentures of the Second Series and the updated Nominal Unit Value of the Debentures of the Third Series, or, in the absence of this Anbima projection, the last prior officially published IPCA Index, and no financial compensation shall be payable between the Issuer and the Debenture Holders if and when the IPCA that would have been applicable is published.

3.16. Period and Form of Subscription and Paying-up

The Debentures may be subscribed at any time, within the Placement Period, with paying-up at sight, simultaneous with subscription (“the Paying-up Date”) and in Brazilian currency, for the Subscription Price of the First Series, for the Subscription Price of the Second Series or for the Subscription Price of the Third Series, as the case may be, in accordance with the applicable settlement rules and procedures of Cetip and/or of BM&FBovespa, as applicable.

3.17. Renegotiation

The Debentures shall not be subject to renegotiation.

3.18. Advertisements

All the acts and decisions to be taken arising from this Issue which, in any way, involve interests of the Debenture Holders, must obligatorily be communicated in the form of notices (“Notices to Debenture Holders”), and published in the Official Gazette of the State of Minas Gerais and in the newspaper O Tempo, and the Market Announcement under Article 53 of CVM Instruction 400, the Commencement Announcement, the Closing Announcement and any convocations to the Debenture Holders shall also be published in the newspaper Valor Econômico — Edição Nacional, and published on the Issuer’s website (http://ri.cemig.com.br/static/ptb/cemig_distribuicao.asp).

3.19. Debenture Certificates

The issue will not issue Debenture certificates. For all purposes of law, ownership of the Debentures shall be proven by the statement issued by the Bookkeeping Institution. Additionally, for the Debentures held electronically for custody at Cetip, the statement in the name of the Debenture holder issued by Cetip will be recognized as proof of their ownership.  For the Debentures held in custody by the BM&FBovespa, BM&FBovespa shall issue a custody statement in the name of the Debenture Holder, which shall also be recognized as proof of ownership.

3.20. Liquidity and Stabilization

To ensure the liquidity of the Debentures, Banco BTG Pactual S.A. shall be contracted to act as market maker of the Issue, guaranteeing a spread between the buy and sell prices of the Debentures, which shall not be greater than (i) 0.30% (zero point three zero percent) per year, for the Debentures of the First Series, (ii) 0.50% (zero point five zero percent) per year for the Debentures of the Second Series, and (iii) 0.70% (zero point seven zero percent) per year for the Debentures of the Third Series, for a period of, at least, 12 (twelve) months, in compliance with the Anbima Fixed Income Code.

Banco BTG Pactual S.A. shall have its right of subscription limited to the maximum quantity of 5,000 (five thousand) Debentures of each series, and the respective financial institution shall acquire the Debentures subject to the final remuneration rates of the respective Debentures established during the Bookbuilding Procedure.

3.21. Immunity of Debenture Holders

If any Debenture Holder enjoys any type of tax immunity or exemption, such holder must send documentation proving this tax immunity or exemption to the Settlement Bank and to the Issuer by 10 (ten) Business Days prior to the date specified for receipt of amounts relating to the Debentures, and if the Debenture holder does not send this documentation the Issuer shall make the retentions of tax specified by law.

3.22. Amortization Fund

No amortization fund shall be constituted for this Issue.

3.23. Right of Preference

There shall be no right of preference for subscription of the Debentures by the present stockholders of the Issuer.

3.24. Risk rating

The agency Moody’s América Latina was contracted as risk rating agency for the Offering, and has attributed the risk rating Aa1.br to the Debentures.

3.25. Total or Partial Optional Early Redemption, Obligatory Early Redemption and Optional Acquisition

3.25.1. There will be no optional early redemption (total or partial) of the Debentures, and hence the Issuer may not repurchase, at its own sole option, the Debentures of any of the Series during the whole of their period of validity.

3.25.2. If, at any time during the period of validity of the Debentures of the Debentures of Second Series and/or the Debentures of Third Series, an Obligatory Redemption Event occurs (as defined in Clause VI of the Issue Deed), such Debenture Holders of the Second or Third Series as so desire may request the Issuer for early redemption of the Debentures in circulation that they own of the Second or Third Series, as the case may be, by communication in writing to that effect (“Early Redemption Request”) to be sent to the Issuer within 15 (fifteen) calendar days from the publication of the Notice to Debenture Holders about the occurrence of the Obligatory Redemption Event, and the Issuer is obliged to effect redemption of such Debentures of the Second or Third Series within 15 (fifteen) calendar days from receipt of the respective Early Redemption Request.

All the Debentures of the Debenture Holders who have requested the Obligatory Early Redemption shall be redeemed on a single date, by payment of the Nominal Unit Value (or of the Balance of the Nominal Unit Value, as the case may be) of the Debentures to be redeemed of the Second or Third Series, augmented by the Remuneration of the Second Series or the Remuneration of the Third Series, as applicable (“Obligatory Early Redemption”), in the terms of Item 6.2 of the Issue Deed.

3.25.2.1. The Obligatory Early Redemption may take place only in relation to the totality of the Debentures of the Second Series and/or of the Debentures of the Third Series in circulation owned by the requesting Debenture Holder.

3.25.2.2 If the Obligatory Early Redemption of any of the Debentures held electronically for custody in the MDA, in Cetip—21or in the BovespaFix takes place,

(i)    Cetip or BM&FBovespa, as the case may be, shall be notified by the Issuer about the Obligatory Early Redemption with prior notice of at least two (two) Business Days from the Obligatory Early Redemption, by sending of correspondence containing the signed “Agreed and Accepted” of the Fiduciary Agent; and

(ii)   the respective Obligatory Early Redemption shall follow the procedures adopted by Cetip or BM&FBovespa, depending on the case.

3.25.3. Subject to the provisions of item 3.25.4 below, the Issuer may, at its exclusive option, and

(i)    at any time, in relation to the Debentures of the First Series in circulation, and

(ii)   as from the 25th month (inclusive) after the Issue Date, in relation to the Debentures of the Second and/or Third Series in circulation, subject to Paragraph 3 of Article 55 of the Corporate Law, acquire Debentures in Circulation, which may be cancelled, remain in the Issuer’s treasury or be once again placed in the market, as per the rules issued by the CVM, and such fact must be contained in the report of management and the financial statements of the Issuer.

The Debentures acquired by the Issuer for holding in treasury in the terms of this Item 3.25.3, if and when placed again in the market, shall carry the right to the same remuneration as the other Debentures in Circulation of the same series of the Issue.

3.25.4 Without prejudice to the provisions of Item 3.25.3 above, the Issuer may acquire Debentures of the Second Series in Circulation and/or Debentures of the Third Series in Circulation, during the first 24 (twenty four) months from the Issue Date, up to a maximum of 5% (five per cent) of the total value of the respective Series of the Issue. The calculation of this limit shall be based on the aggregate of acquisitions of Debentures in Circulation of the respective series of the Issue by all the entities that comprise the Issuer’s economic-financial conglomerate.

3.26. Other characteristics

The other characteristics of the Debentures are described in the Issue Deed and in the Preliminary Prospectus.

4. INAPPROPRIATENESS OF THE OFFERING

Investment in the Debentures is not appropriate for investors that (i) do not have profound knowledge of the risks involved in the transaction or that do not have access to specialized consultancy; (ii) need liquidity in relation to the Debentures to be acquired, having in mind that trading of Debentures in the Brazilian secondary market is limited; and/or (ii) are not willing to run the credit risk of a public sector company and/or of the electricity sector.

Investors should read the sections relating to “Risk Factors” of the Prospectuses and of the Reference Form, which is incorporated into it by reference, before accepting the Offering.

5. ESTIMATED DATES AND PLACES OF DISCLOSURE OF THE OFFERING

The presentations to prospective investors will be given in the cities of São Paulo, Rio de Janeiro and Belo Horizonte, on the dates specified below.

The Offering shall begin only after: (i) granting of registry of the Offering by the CVM; (ii) publication of the Commencement Announcement; and (iii) the Final Prospectus being made available to the investors.

6. INDICATIVE TIMETABLE OF THE OFFERING

Below is an indicative timetable of the principal events of the Offering:

Nº	Event	Date of occurrence/ Date planned (1)(2)(3)
1.

Filing with Anbima of the request for prior analysis of the Offering through the simplified procedure specified in CVM Instruction 471. Publication of a notice to the market on the filing of the request for registry of the Offering with the CVM, through the simplified procedure specified in CVM Instruction 471.

January 7, 2013
2.	Board Meeting to decide on the Issue (“Issue Board Meeting”).	January 17, 2013
3.	Board Meeting to decide on the Guarantee (“Guarantee Board Meeting”)	January 17, 2013
4.	Deadline for meeting the requirements of Anbima	January 16, 2013
5.	Publication of Market Announcement Preliminary Prospectus made available to the investing public	January 23, 2013
6.	Start of Presentations to Potential Investors	January 23, 2013
7.	End of presentations to potential investors	January 30, 2013
8.	Bookbuilding Procedure	February 28, 2013
9.	Obtaining of Registry of the Offering with the CVM	March 8, 2013
10.	Publication of Commencement Announcement Final Prospectus made available Start of the Offering Start of Distribution of the Debentures to the Target Public	March 11, 2013
11.

Financial Settlement of the Debentures of the First Series Subsequent sale of the Debentures acquired by the Managers as a consequence of the firm guarantee exercise on the Debentures of the First Series(4)

March 13, 2013
12.	Financial Settlement of the Debentures of the Second Series	March 14, 2013
13.	Financial Settlement of the Debentures of the Third Series	March 15, 2013
14.	Publication of the Advertisement announcing Closing of the Offering	March 19, 2013

(1) The dates specified for future events are merely indicative and are subject to change, postponement or being brought forward, without prior notice, at the decision of the Issuer and the Managers.

(2) If there are changes in the circumstances, or suspension, postponement, revocation or modification of the Offering, this timetable may be changed. For information on the procedures applicable to any cancellation, suspension, revocation or modification of the Offering, and on the procedures applicable to any return or reimbursement to investors arising therefrom, see the section “Conditions of the Distribution Contract — Cancellation, Suspension, Revocation or Alterations of the Terms and Conditions of the Offering” in the Preliminary Prospectus.

(3) For information on the subscription price and manner of paying-up of the Debentures, see the section “Information on the Offering — Subscription Price” in the Preliminary Prospectus.

(4) Of the Debentures acquired by the Managers as a consequence of the Firm guarantee of placement of the Debentures of the First Series may be re-sold to the public by the Managers up to the publication of the Closing Announcement. For more information on the conditions of exercise of the firm guarantee by the Managers, see the section “Information on the Issue — Conditions of the Distribution Contract — Placement Regime and Period”, in the Preliminary Prospectus.

7. THE FIDUCIARY AGENT

The Fiduciary Agent of the Offering is GDC PARTNERS SERVIÇOS FIDUCIÁRIOS DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Brazilian Central Bank, constituted as a limited company, with head office in the city of Rio de Janeiro, Rio de Janeiro State, at Avenida Ayrton Senna 3000, Block 1, Suite 317, 22775-003 Barra da Tijuca, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under Nº 10.749.264/0001-04, telephone: +55-21 2490-4305/ The e-mail of the area responsible is: gdc@gdcdtvm.com.br.),

The Fiduciary Agent also acts, on the present date, as fiduciary agent for the following issues by companies that are members of the same economic group as the Issuer:

(i)            The second issue, of 8,150 (eight thousand one hundred fifty) unsecured debentures not convertible into shares, for public distribution, with restricted placement efforts, in 3 (three) series, of Transmissora Aliança de Energia Elétrica S.A., comprising 4,250 (four thousand two hundred and fifty) debentures of the first series, 2,450 (two thousand four  hundred fifty) debentures of the second series and 1,450 (one thousand four hundred fifty) debentures of the fourth series, totaling the amount of R$ 815,000,000.00 (eight hundred fifteen million Reais) on the Issue Date. . The Debentures of the first series have maturity on December 15, 2015 and the Debentures of the Second Series and the fourth series have maturity on December 15, 2017. Until today’s date there has been no event of amortization, redemption, conversion, renegotiation and/or default in relation to the debentures that are the subject of the offering by Transmissora Aliança de Energia Elétrica S.A. described in this sub-clause “i”; and in the terms of the respective Issue Deed, Transmissora Aliança de Energia Elétrica S.A. has made the payments of the remuneratory interest of the said series at six monthly intervals on the respective dates of payment of that interest, namely: June 15, 2011; December 15, 2011; June 15, 2012 and December 15, 2012.

(ii)           The third issue of 1,600,000 (one million six hundred thousand) unsecured non-convertible debentures for public distribution, in 3 (three) series, issued by Transmissora Aliança de Energia Elétrica S.A., of which 665,000 (six hundred sixty five thousand) are debentures of the first series, 793,000 (seven hundred ninety three thousand) are debentures of the second series and 702,000 (seven hundred and two thousand) are debentures of the third series, totaling the amount of R$ 2,160,000,000.00 (two billion one hundred sixty million Reais) on the respective Issue Date. The Debentures of the first series have maturity on October 15, 2017, the Debentures of the second series have maturity on October 15, 2020, and the debentures of the fourth series have maturity on October 15, 2024. Until today’s date there has been no event of amortization, redemption, conversion, renegotiation and/or default in relation to the debentures that are the subject of the offering by Transmissora Aliança de Energia Elétrica S.A. described in this sub-clause “ii”; under the Issue Deed, the payment of the remuneration of the said debentures will be annual, the first payment due on October 15, 2013.

Other than the present Issue and the two issues of debentures mentioned in the previous paragraph, the Fiduciary Agent does not act in any other issue of debentures by the Issuer nor of or by any affiliated or subsidiary company of the Issuer nor its parent company nor any company of its economic group.

8. THE PRELIMINARY PROSPECTUS

The Preliminary Prospectus is available on the following web pages:

Issuer:

Avenida Barbacena 1200, 17th Floor, A1Wing, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil.

Web address: http://ri.cemig.com.br/static/ptb/cemig_distribuicao.asp.

On this site access “Prospectos”, in the item 2013, and then click on “Prospecto Preliminar”.

Lead Manager

Rua Senador Dantas 105, 36th Floor, Rio de Janeiro, Rio de Janeiro State, Brazil

Web address: www.bb.com.br/ofertapublica.

On this site, access “Outros Prospectos” and then the item “CEMIG D - Prospecto Preliminar da 3ª Emissão Pública de Debêntures”;

HSBC

Avenida Brigadeiro Faria Lima 3064, 2nd floor, São Paulo, São Paulo State, Brazil

Web address: http://www.hsbc.com.br/1/2/portal/pt/para-sua-empresa/investimento/operacoes-especiais/operacoes-especiais-mais-informacoes.

Access “CEMIG D — Prospecto da 3ª Emissão de Debêntures”.

Votorantim

Avenida das Nações Unidas 14171, Torre A, 18th Floor, São Paulo, São Paulo State, Brazil

Web address: http://www.bancovotorantim.com.br/ofertaspublicas.

Access “CEMIG D — Prospecto Preliminar da 3ª Emissão de Debêntures”.

The CVM

http://www.cvm.gov.br

On this site select the Sub-item “ITR, DFP, IAN, IPE, FC, FR e outras Informações”.

On the link, type “Cemig Distribuição” and click on “Continuar”. Then click on “CEMIG DISTRIBUIÇÃO S.A.” and select “Prospecto de Distribuição Pública”. Access the downloadable file with the most recent date.

CETIP

www.cetip.com.br

Select and enter “Comunicados e Documentos”, click on “Prospectos”, select “Prospectos de Debêntures” in the field “Categoria de Documento”, type “Cemig Distribuição S.A.” in the field “Busca (Título / Número/ Código / Arquivo)” and, in the field “Ano” select “2013”. In the link, select the prospectus of Cemig Distribuição S.A.

BM&FBovespa

www.bmfbovespa.com.br

Select the item “Empresas Listadas”, type “CEMIG GT” and click on “buscar”. Click on “CEMIG DISTRIBUIÇÃO S.A.” In the item “Informações Relevantes”, click on the Sub-item “Prospecto de Distribuição Pública” and access a download with the latest date.

Anbima

http://cop.anbima.com.br

On this site access “Acompanhar Análise de Ofertas”. Then type “01/01/13” to “31/12/2013” in the field “Período”, select “Debêntures” in the field “Oferta Pública”, click on “Pesquisar”, click on the item in which this present Offering appears and, finally, access “Prospecto Preliminar.pdf”.

9. ADDITIONAL INFORMATION

9.1. Investors will be able to subscribe the Debentures with the Managers, at the addresses indicated above.

9.2. Debenture Holders will be able to obtain answers to questions on the Debentures from the office for service to debenture holders, which will operate at the head office of the Issuer.

9.3. Investors wishing to obtain more information on the Offering and the Debentures should visit the addresses or premises of the Managers indicated above, or the head office of the Issuer, or should access the web addresses of the CVM, of Cetip or of BM&FBovespa, as stated below:

Comissão de Valores Mobiliários — CVM www.cvm.gov.br

Cetip S.A. — Mercados Organizados www.cetip.com.br

BM&FBovespa S.A. — Securities, Commodities and Futures Exchange

Web address: www.bmfbovespa.com.br

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFERING.

The information included in the Preliminary Prospectus will be the subject of analysis by the CVM, which has not yet issued a statement on the subject.

The Definitive Prospectus will be at the disposal of the investors at the addresses indicated in items 8 and 9 above, as from the date of publication of the Commencement Announcement, which will depend on the concession of the registry of the Offering by the CVM.

REGISTRY OF THIS DISTRIBUTION DOES NOT IMPLY ANY GUARANTEE BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION GIVEN NOR ANY JUDGMENT ON THE QUALITY OF THE ISSUING COMPANY, NOR ON THE DEBENTURES TO BE DISTRIBUTED UNDER THE OFFERING.

Information on the Company, the Debentures and the Offering is stated in detail in the Preliminary Prospectus and in the Reference Form.

The Debentures of the Second Series and the Debentures of the Third Series have been registered in the Anbima Fixed Income Novo Mercado.

More information on the Offering can be obtained from the Managers or the CVM, at the addresses indicated in items 8 and 9 above.

The present public offer or program was prepared in accordance with the rules for Regulation and Best Practices of Anbima for Public Offers for Distribution and Acquisition of securities, thus complying with the minimum standards of information required by Anbima, and Anbima has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the public offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of Anbima, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

MANAGERS

BB — BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER OF THE OFFERING.

5. Extract from the Minutes of the 557th Meeting of the Board of Directors, January 17, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 557TH MEETING

Date, time and place:	January 17, 2013 at 9 a.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairs:	Dorothea Fonseca Furquim Werneck,
Guy Maria Villela Paschoal;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                         Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members:

Dorothea Fonseca Furquim Werneck,	Djalma Bastos de Morais,	Paulo Sérgio Machado Ribeiro
Arcângelo Eustáquio Torres Queiroz,	Fuad Jorge Noman Filho,	Francelino Pereira dos Santos,
Lauro Sérgio Vasconcelos David,	João Camilo Penna,	Luiz Augusto de Barros,
Marco Antonio Rodrigues da Cunha, and	Wando Pereira Borges,

• who stated that they had conflict of interest in relation to signature of an amendment to the Commitment Undertaking for settlement of the CRC Account.

These Board Members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II       The Board approved the minutes of this meeting.

III     The Board authorized:

1               Signature of an amendment to the Commitment Undertaking entered into with the State of Minas Gerais, to enable early payment, by the State of Minas Gerais, of the debt under the Contract for Assignment of the Outstanding Balance Receivable on the Earnings Compensation (CRC) Account, to rectify the amount of the Debit and of the Updated Debit; and

2.A.                        Provision of a surety guarantee by the Company (“Cemig” or “the Guarantor”) in relation to the Third Issue of Unsecured Debentures, Not Convertible into Shares, in up to Three

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Series, for Public Distribution, by Cemig Distribuição S.A. (“Cemig D”, “the Issuer” or “the Company”), under the regime of firm guarantee of placement, in accordance with:

•      CVM Instruction 400/2003, as amended,

•      CVM Instruction 471/2008, as amended,

•      the CVM/Anbima Agreement for Simplified Procedure for Registry of Public Offerings, regulated by CVM Instruction 471, signed between the CVM and the Brazilian Financial and Capital Market Entities’ Association (“Anbima”),

•      the provisions of the Anbima Code of Regulation and Best Practices for Public Offerings for Distribution and Acquisition of Securities,

•      and the Anbima Code of Regulation and Best Practices for the Agreed Activities,

•      and, in relation to the debentures of the second and third series, the Anbima Code of Regulation and Best Practices for the Fixed Income Novo Mercado (the Anbima Fixed income Code),

with the following characteristics:

Issuer: Cemig Distribuição S.A.

Lead Manager: BB — Banco de Investimento S.A. (“BB-BI”).

Managers: BB-BI, HSBC Corretora de Títulos e Valores Mobiliários S.A. (“HSBC”) and Banco Votorantim S.A. (“Votorantim”), and other financial institutions approved by Cemig D and nominated by the Managers, as a result of any syndication process that might take place.

Guarantee: The Debentures and the obligations arising from them will have the surety guarantee of Companhia Energética de Minas Gerais – Cemig.

Fiduciary Agent: GDC Partners Serviços Fiduciários DTVM Ltda.

Use of Proceeds: The net proceeds obtained by the Issuer from paying-up of the Debentures will be allocated for payment (early redemption) of the Commercial Promissory Notes of the fifth and sixth issues by Cemig D, and for investment in works to expand, renew and improve the Issuer’s electricity distribution structure.

Volume of the Issue: Up to one billion six hundred million Reais in currency of the Issue Date. This amount may be increased by up to 35%, by use of a Supplementary Lot (15%) and/or an Additional Lot (20%), as specified by CVM Instruction 400.

Nominal Unit Value: One thousand Reais, in currency of the Issue Date.

Quantity of Debentures, and Number of Series: Up to one million six hundred thousand debentures (without taking into account the additional lot and/or the supplementary lot), to be distributed in up to three series, through the “communicating vessels” structure. Whether and how many Debentures will be allocated to each series of the Issue will be decided in accordance with the demand for the Debentures from investors, as ascertained in a Bookbuilding Procedure, to be carried out by the Managers. It shall be permitted for any one or more of the series not to be issued, in which case the Debentures will be issued in the one or more other series, depending on the result of the Bookbuilding Procedure. A partial distribution of the Offering will also be permitted, and in this case, the total amount of this third issue of debentures would be reduced.

Maintenance of each one of the series of the Issue is conditional upon distribution of a minimum amount of one hundred thousand Debentures for such series (“the Minimum Amount”). If the Minimum Amount of any series is not attained in the Bookbuilding Procedure, the Issuer will cancel the issuance of that series.

Placement procedure and regime: The distribution will be public, under the regime of firm guarantee of placement up to the limit of one billion six hundred million Reais. The firm guarantee shall be exercised by the Managers, exclusively, through subscription of the Debentures allocated to the First Series, and shall be exercised at the Minimum Rate of the

First Series. In the event that the amount of the Issue is increased in the terms of the item “Volume of the Issue” above, the Managers shall carry out the distribution of the Supplementary Debentures and/or the Additional Debentures under the regime of best efforts of placement.

Form: Nominal, book-entry debentures, without the issuance of deposits or certificates.

Type: Unsecured.

Convertibility: Not convertible into shares.

Issue Date: February 15, 2013;

Tenor:

a) The Debentures of the First Series shall have maturity at five years from the Issue Date;

b) the Debentures of the Second Series shall have maturity at eight years from the Issue Date; and

c) the Debentures of the Third Series shall have maturity at ten years from the Issue Date.

Remuneration:

a)        The Debentures of the First Series shall not have their Nominal Unit Value updated, and shall earn Remuneratory Interest corresponding to 100% of the accumulated variation of the average over extra-grupo interbank (DI) rate, expressed in the form of a percentage per year, on the 252 business days basis, calculated and published daily by Cetip S.A. — Mercados Organizados (“Cetip”) in the daily bulletin on its website (http://www.cetip.com.br) (“the DI Over Rate”), capitalized by a spread to be decided in accordance with a bookbuilding procedure to be carried out by the Managers, subject to a maximum of 0.73% per year, on the 252 Business Days basis, (“the Remuneratory Interest of the First Series”), calculated on the compound capitalization basis pro rata temporis by business days elapsed, from the Issue Date up to the date of its actual payment.

In the case of abolition of DI Over Rate, or absence of its calculation and/or publication for more than ten consecutive days after the date expected for its calculation and/or publication, or in the event of it being impossible legally to apply the DI Over Rate to the Debentures of the First Series, or impossible by order of a Court, then a general meeting of debenture holders of the first series shall be called for decision, by common agreement with the Issuer, on a new parameter to be used for the purposes of calculation of the Remuneratory Interest of the First Series that will be applied, subject to the provision in the related issue deed of the Debentures.

If there is no agreement on the new parameter between the Issuer and the debenture holders of the first series, the Issuer shall redeem the totality of the Debentures of the first series in circulation, within up to 30 calendar days from the date of the holding of the related general meeting, subject to the provision in the respective issue deed of the Debentures.

b) The Debentures of the Second Series shall have their Nominal Unit Value (or balance of the Nominal Unit Value, as the case may be) updated by the accumulated variation of the Expanded Consumer Price Index (IPCA), calculated and published by the Brazilian Geography and Statistics Institute (IBGE), from the Issue Date up to the date of actual payment (“the Monetary Updating”), and shall earn remuneratory interest corresponding to a percentage per year, on the 250 business days basis, to be decided in accordance with the bookbuilding procedure, subject to a maximum of 5.20% per year (“the Remuneratory Interest of the Second Series”).

The Remuneratory Interest of the Second Series will be calculated by compound capitalization, pro rata temporis by business days elapsed, from the Issue Date (or the immediately prior Date of Payment of the Remuneratory Interest of the Second Series, as the case may be) up to the date of its actual payment; and

b)        the Debentures of the Third Series shall have their Nominal Unit Value (or balance of the Nominal Unit Value, as the case may be) updated by the Monetary Updating and shall earn remuneratory interest corresponding to a percentage per year, on the 250 business days basis, to be decided in accordance with the bookbuilding procedure, subject to a maximum of 5.75% per year (“the Remuneratory Interest of the Third Series”).

The Remuneratory Interest of the Third Series will be calculated by compound capitalization, pro rata temporis by business days elapsed, from the Issue Date (or the immediately prior Date of Payment of the Remuneratory Interest of the Third Series, as the case may be) up to the date of its actual payment.

If non-publication of the IPCA Index takes place for a period of more than ten consecutive days after the expected date for its calculation and/or publication, or, further, in the event of its being abolished or of it being legally impossible to apply it to the Debentures of the Third Series, or if by order of a Court, then a general meeting of Debenture Holders of the Second Series and/or a general meeting of Debenture Holders of the Third Series shall be called for decision, by common agreement with the Issuer, on a new parameter to be used for the purposes of calculation of the Monetary Updating that will be applied, subject to the provision in the related issue deed of the Debentures.

If there is no agreement on the new parameter between the Issuer and the debenture holders of the Second Series and/or the debenture holders of the Third Series, the Issuer shall redeem the totality of the Debentures of such series, within up to thirty calendar days from the date of the holding of the related general meeting, subject to the provision in the respective issue deed of the Debentures. At the end of the Bookbuilding Procedure, the Issuer will ratify the issuance of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series, and also the remuneration and the quantity of Debentures of each one of the series of the Issue, through an amendment to the Issue Deed, which will be filed with the Commercial Board of the State of Minas Gerais and registered in the competent Notaries’ Offices for Registry of Securities and Documents of the jurisdictions where the head offices of the parties are located.

Form of Amortization of the Nominal Unit Value:

a)             The Debentures of the First Series will be amortized in a single payment on the maturity Date of the First Series (“bullet” amortization);

b)             the Debentures of the Second Series will be amortized in three consecutive annual payments, in the sixth, seventh and eighth years from the Issue Date, in the proportion of 33%, 33% and 34%, respectively; and

c)              the Debentures of the Third Series will be amortized in four equal consecutive annual payments, in the ninth, tenth, eleventh and twelfth years from the Issue Date.

Payment of the Remuneration: Annual, from the issue date, for the three series;

Payment of the Monetary Updating of the Second and Third Series: On the same dates as amortization of the series.

Registry for Placement and Trading: The Debentures of all the series will be registered for distribution in the primary market through the MDA (Asset Distribution Module), managed and operated by Cetip, with the financial settlement of the distribution being carried out through Cetip, and/or the DDA (Assets Distribution System), managed and operated by BM&FBovespa (the Securities, Commodities and Futures Exchange); and for trading in the secondary market, with, as a priority, use of mechanisms that permit the right of trading intervention by third parties, through the Cetip21—Securities (“Cetip—21”), managed and operated by Cetip, with financial settlement of trades and electronic custody of the debentures carried out in Cetip, and/or through the BovespaFix, managed and operated by the BM&FBovespa S.A., with financial settlement of trades and electronic custody of the Debentures carried out in the BM&FBovespa.

Minimum rating: “Aa3.br” on the Brazilian scale by Moody’s América Latina Ltda.

Renegotiation: None.

Total or Partial Optional Early Maturity: None.

Obligatory Early Redemption: If, at any time during the period of validity of the Debentures of the Second or Third Series, an Obligatory Redemption Event (to be defined in the related issue deed of the debentures in accordance with the provisions of Article 4 of the Anbima Code of Regulation and Best Practices of the Fixed Income Novo Mercado) occurs, those Debenture Holders of the Second or Third Series who so desire may request from the Issuer early redemption of the Debentures in circulation that they hold of the Second or Third Series, by written communication to this effect to be sent to the Issuer within 15 calendar days from the publication of the notice to debenture holders about the occurrence of the Obligatory Redemption Event, and the Issuer is obliged to effect redemption of such Debentures within 15 calendar days from receipt of that Early Redemption Request, by payment of the Nominal Unit Value (or of the Balance of the Nominal Unit Value, as the case may be) of the Debentures to be redeemed of the Second or Third Series, augmented by the Remuneration of the Second Series and/or the Remuneration of the Third Series, as applicable. The Issuer’s obligations in relation to carrying out the Obligatory Early Redemption of the Debentures of the Second Series and/or of the Debentures of the Third Series, as herein indicated, and compliance with the other provisions of the Anbima Fixed Income Code, are subject to implementation of a suspensive condition, namely obtaining of the registry of the Debentures of the Second Series and/or of the Third Series, as the case may be, in the Fixed Income Novo Mercado.

If the Debentures of the Second Series and/or the Debentures of the Third Series cease, at any moment or for any reason, to be registered on the Anbima Fixed Income Novo Mercado, the Issuer will cease to be obliged to obey the obligations established in the Anbima Fixed Income Code, including in relation to the obligatory early redemption provided for herein, but the Issuer shall continue to be obliged to repurchase the Debentures from such investors as desire this as a result of the loss of the registration on the Fixed Income Novo Mercado, as specified in sub-item X of Article 4 of the Anbima Fixed Income Code.

The Obligatory Early Redemption may take place only in relation to the totality of the Debentures of the Second Series and/or of the Debentures of the Third Series in circulation owned by the requesting Debenture Holder.

Optional Acquisition: The issuer may repurchase the Debentures of the First Series in circulation at any time, at its exclusive option, and may repurchase Debentures of the Second Series or of the Third Series after two calendar years from the Issue Date. In any event the optional acquisition of the Debentures by the Issuer must obey Paragraph 3 of Article 55 of the Corporate Law, and the Debentures acquired may be cancelled, remain in the Issuer’s treasury, or be once again placed in the market, in accordance with the rules issued by the CVM, and such fact must be contained in the Issuer’s report of management and financial statements.

The Debentures acquired by the Issuer for holding in treasury, if and when placed again in the market, shall carry the right to the same remuneration as the other Debentures in Circulation of the same series. During the first two years from the Issue Date the Issuer may only acquire Debentures of the Second Series in circulation or Debentures of the Third Series in circulation in an amount representing, of each issue, up to 5% of the total value of the respective series of the Issue.

The calculation of this limit shall be based on the aggregate of all acquisitions of Debentures in Circulation of each respective series of the Issue by all entities of the Issuer’s economic-financial conglomerate.

Early Maturity: All the following events shall be considered to be “Default Events”, resulting in early maturity of the Debentures and immediate demandability of payment, by the Issuer, of the Nominal Unit Value (or of the Balance of the Nominal Unit Value) of each Debenture, augmented by the Remuneration of the related Series, calculated pro rata temporis:

a)

Declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor, or application for Judicial Recovery or out-of-court reorganization or bankruptcy made by the Issuer and/or by the Guarantor; or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, in accordance with the applicable legislation.

b)	Non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures.

c)

Early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais or its equivalent in other currencies, whether or not due to contractual non-compliance.

d)

Termination, for any reason, of any of the concession contracts to which the Issuer and/or the Guarantor is a party and which separately or jointly represent an amount equal to 30% or more of the net operational revenue of the Issuer and/or of the Guarantor, as the case may be, stated in its/their last prior financial statements at the time, and in the case of the Guarantor this percentage shall be calculated in relation to the Guarantor’s consolidated result.

e)

Legitimate protest of securities against the Issuer and/or against the Guarantor, in a global amount exceeding fifty million Reais or its equivalent in other currencies, unless made in error, or due to bad faith of a third party, as long as this is validly proven by the Issuer and/or by the Guarantor, as the case may be, or unless suspended or cancelled or if guarantees are given in court, in any case within a maximum of 30 (thirty) calendar days from the date on which a written notice sent by the Fiduciary Agent to the Issuer is received.

f)

Non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent to the issuer is received.

g)

If the Issuer and/or the Guarantor, as the case may be, omit/s to pay, on the maturity date, or does not take the legal and/or judicial measures required for non-payment in relation to, any debt or any other obligation payable by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is a party as a borrower or guarantor, involving an amount of fifty million Reais or more or its equivalent in other currencies.

h)

Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization that results in reduction of the registered capital of the Issuer and/or of the Guarantor, unless it is by order of a Court or by Regulatory decision, or, further, unless it does not result in alteration of the rating of the issue to a rating below “Aa3.br” supplied by Moody’s América Latina or equivalent rating issued by a risk rating agency to be contracted by the Issuer.

i)	Transformation of the Issuer into a limited company.

For the purposes of Sub-item (h) above, privatization is defined as an event in which the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty percent) plus one share of the total of the shares representing the Issuer’s voting stock; and/or the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% plus one share of the total of the shares representing the voting capital of the Guarantor.

If any of the Default Events specified in Sub-items (a), (b) or (c) above occurs, maturity of the Debentures shall take place automatically, independently of advice or notification, in the courts or otherwise, save that the Fiduciary Agent must immediately send written notice to the Issuer making the Issuer aware of such event.

In this event the debentures will be cancelled, and the Issuer undertakes to make the payments and pay the charges specified in the issue deed within 3 business days from receipt of the related communication sent by the Fiduciary Agent.

If any of the other Default Events occur, the Fiduciary Agent shall call, within forty-eight hours of the date on which it becomes aware of the occurrence of any of the said events, a general meeting of Debenture Holders for each series of the Issue to decide on the non-declaration of early maturity of the Debentures, obeying the convocation procedure specified in the Issue Deed and the specific quorum established below. The Fiduciary Agent must immediately send the Issuer written notice informing it of the decisions taken in these General Meetings.

Any of the general meetings referred to above may also be called by the Issuer, in the manner specified in the issue deed. If, in any of the general meetings referred to above, debenture holders of at least two-thirds of the Debentures of the First Series in Circulation, and/or the Debenture Holders of the Second Series holding at least two-thirds of the Debentures of the Second Series in Circulation, and/or Debenture Holders of the Third Series holding at least two-thirds of the Debentures of the Third Series in Circulation, as applicable, decide that the Fiduciary Agent shall not declare early maturity of the Debentures of the First Series, of the Debentures of the Second Series and/or of the Debentures of the Third Series, as the case may be, the Fiduciary Agent shall not declare early maturity of such Debentures.

In addition, in the event that a general meeting of debenture holders does not come into session, for lack of quorum, the Fiduciary Agent shall declare immediate early maturity of all the obligations arising from the Debentures, and shall immediately send the Issuer a communication in writing informing it of such event.

Subscription Price: The subscription shall be at the respective Nominal Unit Value, plus the Remuneration applicable to the Series of the Issue, calculated pro rata temporis, from the Issue Date up to date of subscription and paying-up of the Debentures, to two decimal places, without rounding.

Procedure for subscription and payment: The Debentures shall be paid-up at sight, simultaneously with subscription, for the subscription price, in Brazilian currency, in accordance with the settlement rules and procedures applicable to Cetip and/or to BM&FBovespa, as applicable.

Place of Payment: The payments shall be made by the Issuer on the related due dates, using:

a)             the procedures adopted by Cetip, for the Debentures held electronically for custody in Cetip—21;

b)             the procedures adopted by BM&FBovespa, for the Debentures registered in the BovespaFix; and/or

c)              the procedures adopted by the Mandated Bank, for the Debentures that are not linked to Cetip or to BM&FBovespa;

Extension of periods: The periods relating to payment of any obligation shall be considered extended to the next subsequent Business Day, if the maturity falls on a day on which there is not a business or bank working day at the place of payment, without any increase in the amounts payable, except in cases where the payments are to be made by Cetip or by BM&FBovespa, in which case the extension shall take place only when the date of payment coincides with a public holiday in the municipality of São Paulo, a national holiday, or a Saturday or a Sunday.

Arrears charges: If the Issuer omits to make any payments payable to the Debenture Holders within the stipulated periods, the amounts shall be subject to a contractual, irreducible, compensatory penalty payment, of 2% on the amount due and unpaid; and non-compensatory arrears interest calculated at the rate of 1% (one per cent) per month.

2.B.                        Signature, as guarantor, of the documents that are indispensable to carrying out the Issue, including:

a)         the Contract for Management, Placement and Distribution of Non-Convertible Debentures, under the Regime of Firm Guarantee, of the Third Public Issue of Cemig Distribuição S.A.; and

b)         the Private Deed of the 3rd Public Issue of Non-convertible Debentures of Cemig Distribuição S.A. and related subsequent amendments, and any others duly analyzed by the legal department which do not place any further burden on the transaction.

2.C.                        All such acts by the Executive Board as are necessary to put into effect the decisions taken at this meeting.

IV     Remarks: The Chair made comments on a matter of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Fuad Jorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Wando Pereira Borges,

Marina Rosenthal Rocha,

Tarcísio Augusto Carneiro,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6. Summary of Decisions of the 557th Board of Directors Meeting, January 17, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 17, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 557th meeting, held on January 17, 2013, at 9 a.m., decided the following:

1.              Concession of a guarantee for the issue of non-convertible debentures by Cemig D.

2.              Signature of an amendment to the Commitment Undertaking for settlement of the CRC Account.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Market Announcement: Cemig in Brazil’s Carbon Efficient Index for the Index’s Third Year, January 14, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig in Brazil’s Carbon Efficient Index for the index’s third year

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

For the third consecutive year since the index was created, Cemig (Companhia Energética de Minas Gerais) has been included in the portfolio of Brazil’s Carbon Efficient Stock Index — ICO2 (Índice Carbono Eficiente). The ICO2, created and developed by BM&FBOVESPA and the BNDES (Brazilian Development Bank), includes the shares of companies in Brazil’s IBrX-50 stock index that have the highest share-weighted ratios of gross revenue per unit of greenhouse gases emitted — providing an indicator of their carbon emission efficiency.

The new portfolio of the ICO2, in effect from January 7, 2013, has 36 shares of 35 companies. Cemig has increased its participation in relation to the IBrX-50, from 1.227% to 2.167% — a demonstration of its efficiency in terms of carbon emissions.

Cemig prepared its inventory of greenhouse gas emissions according to the ISO 14.064-1 standard and the specifications of the Brazilian Program of the GHG Protocol, and submitted it for independent verification — providing the enhanced credibility of the numbers reported in the ICO2.

Cemig’s significant participation in the ICO2 reflects its commitment to action on climate change, as expressed in its public commitment document “10 Initiatives for the Climate”. See: http://www.cemig.com.br/Sustentabilidade/MudancasClimaticas/Documents/CircularMudancasClimaticas.pdf

Cemig has also been recognized by the Carbon Disclosure Project (CDP), an NGO that holds the world’s largest corporate database on climate change, as one of the 10 Brazilian companies taking the most effective measures to mitigate climate change effects.

For more about the Carbon Efficient Index:

http://www.bmfbovespa.com.br/novo-valor/pt-br/noticias/2013/BMFBOVESPA-e-BNDES-apresentam-nova-carteira-do-Indice-Carbono-Eficiente-ICO2-20130107.asp?titulo=ICO2

Belo Horizonte, January 14, 2013

Maria Celeste Morais Guimarães

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.